September 6, 2019

Adrian Rawcliffe
Chief Financial Officer
Adaptimmune Therapeutics plc
60 Jubilee Avenue, Milton Park
Abingdon, Oxfordshire OX14 4RX
United Kingdom

       Re: Adaptimmune Therapeutics plc
           Registration Statement on Form S-3
           Filed August 30, 2019
           File No. 333-233557

Dear Mr. Rawcliffe:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    David S. Bakst, Esq.